Amended

[redacted]

SECURIT ...)N

14040672

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-40178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 UNION STREET
(No. and Street)

BOSTON (City) MA (State) 02108-2406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID M. ENNIS (617)367-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300, WALTHAM, MA 02453
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/9/14

5/6/14

OATH OR AFFIRMATION

I, DAVID M. ENNIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AI SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TARA MIZRAHI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2018

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

Financial Statements
and Supplementary Information

Years Ended December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

Financial Statements
and Supplementary Information

Years Ended December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

KLR Executive Search Group, LLC
Boston • Cambridge • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KLRsearchgroup.com

KLR

Certified Public Accountants and Business Consultants

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2013 and 2012

KLR Executive Search Group, LLC
Boston • Cambridge • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KLRsearchgroup.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AI Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of AI Securities, Inc. (a wholly owned subsidiary of Affirmative Investments, Inc.) (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

April 28, 2014

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 5,071	$ 12,413
Consulting fees receivable	195,000	-
Total Assets	**$ 200,071**	**$ 12,413**
Liabilities and Stockholder's Equity		
Accrued expenses	$ 185,515	$ 3,985
Stockholder's equity:		
Common stock	10	10
Additional paid-in capital	10,000	-
Retained earnings	4,546	8,418
Total stockholder's equity	14,556	8,428
Total Liabilities and Stockholder's Equity	**$ 200,071**	**$ 12,413**

See accompanying notes to the financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Consulting and management fees	$ 205,000	$ 638,965
Interest income	3	16
	205,003	**638,981**
Expenses:		
Management fee, related party	185,000	622,500
Office expenses	14,021	14,063
Professional fees	6,665	8,250
Filing fees	2,460	3,205
Insurance	729	729
	208,875	**648,747**
Net loss	**$ (3,872)**	**$ (9,766)**

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2013 and 2012

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2011	**1,000**	**$ 10**	**$ -**	**$ 18,184**	**$ 18,194**
Net loss	-	-	-	(9,766)	(9,766)
Balance at December 31, 2012	**1,000**	**10**	**-**	**8,418**	**8,428**
Capital contribution	-	-	10,000	-	10,000
Net loss	-	-	-	(3,872)	(3,872)
Balance at December 31, 2013	**1,000**	**$ 10**	**$ 10,000**	**$ 4,546**	**$ 14,556**

See accompanying notes to the financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net loss	$ (3,872)	$ (9,766)
Changes in operating assets and liabilties:		
Consulting fees receivable	(195,000)	-
Prepaid expenses	-	3,500
Accrued expenses	181,530	1,235
Net cash used by operating activities	**(17,342)**	**(5,031)**
Cash Flows from Financing Activities:		
Capital contribution	10,000	-
Net cash provided by investing activities	**10,000**	**-**
Net Decrease in Cash	**(7,342)**	**(5,031)**
Cash, beginning of year	**12,413**	**17,444**
Cash, end of year	**$ 5,071**	**$ 12,413**

See accompanying notes to the financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 2013 and 2012

1. Nature of Operations

AI Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a Delaware Corporation that is a wholly owned subsidiary of Affirmative Investments, Inc. (the Parent).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement and an additional contingent fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, transaction, etc. is finalized. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed. Additionally, the Company recognizes management fees based on contract terms.

Consulting Fees Receivable
Consulting fees receivable are carried at anticipated net realizable value. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on the Company's detailed assessment of the collectability of specific client accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No allowance for doubtful accounts was deemed necessary at December 31, 2013.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 2013 and 2012

Income Taxes
The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided. The income tax returns of the Parent for 2010, 2011 and 2012 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 financial statement presentation.

Subsequent Events
Management has evaluated subsequent events through April 28, 2014, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2013 and 2012, there were 15,000 shares of common stock, $.01 par value, of which 1,000 were issued and outstanding.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 2013 and 2012

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2013, the Company had net capital of ($180,444), which was $185,444 below its required net capital of $5,000. The Company remained under-capitalized for three days, from December 31, 2013 to January 2, 2014. At December 31, 2012, the Company had net capital of $8,428, which was $3,428 in excess of its required net capital of $5,000.

The Company's percentage of aggregate indebtedness to net capital was (103%) and 43% at December 31, 2013 and 2012, respectively.

6. Revenue Concentration

For the year ended December 31, 2013, one customer accounted for 95% of consulting and management fee revenue. For the year ended December 31, 2012, three customers accounted for 97% of consulting and management fee revenue.

7. Related Party Transactions

The Company is co-located with its Parent. Under an Expense Sharing Agreement (the Agreement) dated May 10, 2013, the Parent provides certain services to the Company for various administrative services and use of its facilities. These amounts are subject to periodic review. These expenses, included in office expenses in the statements of operations, were $14,000 for each of the years 2013 and 2012.

Management fee expense to the Parent was $185,000 and $622,500 for 2013 and 2012, respectively.

8. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $14,000 per year that is owed to its Parent under the Agreement.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2013 and 2012

	2013	2012
Aggregate indebtedness	**$ 185,515**	**$ 3,985**
Net capital:		
Common stock	$ 10	$ 10
Additional paid-in capital	10,000	-
Retained earnings	4,546	8,418
	14,556	8,428
Adjustments to net capital:		
Non-allowable consulting fees receivable	(195,000)	-
Net capital, as defined	**$ (180,444)**	**$ 8,428**
Net capital requirement	**$ 5,000**	**$ 5,000**
Net capital above (below) requirement	**$ (185,444)**	**$ 3,428**
Percentage of aggregate indebtedness to net capital	**(103%)**	**47%**

Following is a reconciliation of the Company's December 31, 2013 and 2012 unaudited Part IIA of Form X-17A-5 filed previously to the Company's net capital as calculated above.

Net capital as reported on Part IIA of Form X-17A-5	$ 200,071	$ 15,163
Non-allowable consulting fees receivable	(195,000)	-
Management fee, related party	(185,000)	-
Net audit adjustments	(515)	(6,735)
Net capital as above	**$ (180,444)**	**$ 8,428**

See accompanying independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Years Ended December 31, 2013 and 2012

AI Securities, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

KLR Executive Search Group, LLC
Boston • Cambridge • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KLRsearchgroup.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
AI Securities, Inc.:

In planning and performing our audit of the financial statements of AI Securities, Inc. (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

April 28, 2014

AI Securities, Inc.

33 Union Street
Boston, MA 02108

April 28, 2014

To whom it may concern:

Enclosed is AI Securities, Inc.'s (the Company) 2013 audited financial statement. Please be advised that the attached December 31, 2013 financial statement (report date April 28, 2014) replaces the previously issued December 31, 2013 financial statement (report date February 21, 2014). The reason for the re-issuance of the 2013 financial statements was to move $195,000 from cash to consulting fees receivable, as of December 31, 2013. In error, the Company recorded a deposit in transit as opposed to a receivable as of year-end. The Company closed on a transaction on December 31, 2013 and the funds were wired by the Company's client and cleared the Company's bank account two days after year end on January 2, 2014.

Sincerely yours,

AI SECURITIES, INC.

David M. Ennis, President